                                                                                                                                                            Exhibit 99.67

Cybin to Present at the M Vest and Maxim Group 2021 Emerging Growth

Virtual Conference

TORONTO--(BUSINESS WIRE)--March 15, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that Doug Drysdale, Chief Executive Officer, will be presenting a business and pipeline update at the M Vest and Maxim Group 2021 Emerging Growth Virtual Conference and will participate on the psychedelics panel as follows:

Date:

Wednesday, March 17, 2021

Time: 3:30PM Eastern Time

Webcast: https://www.m-vest.com/events/2021-emerging-growth-virtual-conference

The panel discussion will be webcast live at the aforementioned time and available for 7 days thereafter using the link provided above.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

About M Vest LLC

M Vest LLC is an online investment bank and digital community built for issuers, investors, and thought leaders to share information and access investment opportunities through capital raisings of Regulation D and Regulation A Offerings. Founded in 2017 and headquartered in New York City, M-Vest provides insights on current equity market trends, hosts presentations from public companies, and provides access to capital for emerging growth companies. M-Vest hosts live conferences and webinars featuring CEOs discussing the latest developments in their industries. M Vest LLC is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC), is a member of FINRA and SIPC, and is a sister company of Maxim Group, LLC.

About Maxim Group LLC

Maxim Group LLC is a full-service investment banking, securities and wealth management firm headquartered in New York. The Firm provides a full array of financial services including investment banking; private wealth management; and global institutional equity, fixed-income and derivatives sales & trading, equity research and prime brokerage services. Maxim Group is a registered broker-dealer with the U.S. Securities and Exchange Commission (SEC) and the Municipal Securities Rulemaking Board (MSRB). Member of FINRA SIPC, and NASDAQ. To learn more about Maxim Group, visit maximgrp.com

Contacts

Investors:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media:

John Kanakis

Cybin Inc.

John@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com